Filed pursuant to Rule 424(b)(3)
Prospectus supplement	Registration No. 333-179831
(To the prospectus dated March 1, 2012 and prospectus supplements dated March 1, 2012 and May 9, 2012)

Common stock

SUPPLEMENT TO CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain U.S. federal income tax considerations supplements and, where specifically indicated, supersedes the discussion set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus dated March 1, 2012, is subject to the qualifications set forth therein, and should be read together with that discussion. The following summary is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to investors who purchase our common stock in light of their personal investment or tax circumstances.

You are urged to consult your tax advisors regarding the specific federal, state, local and foreign income and other tax consequences to you of acquiring, holding, exchanging, or otherwise disposing of our common stock and of our election to be taxed as a REIT, and of potential changes in applicable tax laws.

Recent Legislative Changes Relating to Tax Rates

Recently-enacted legislation resulted in an increase in the highest marginal tax rates applicable to individuals and other non-corporate taxpayers. As of January 1, 2013, long-term capital gain (including capital gain dividends that we pay) and ordinary income (including dividends that we pay which are not capital gain dividends) are generally taxable at marginal rates of up to 20% and 39.6%, respectively. The highest tax rate on “qualified dividend income” received by U.S. stockholders who are subject to tax at rates applicable to individuals is 20%. However, with limited exceptions, dividends we pay generally are not eligible for taxation at the preferential rates applicable to “qualified dividend income” as described in “Certain U.S. Federal Income Tax Considerations – Taxation of Our Stockholders – Taxable U.S. Stockholders” in the prospectus dated March 1, 2012. We urge you to consult with your tax advisors regarding the impact of this legislation on the purchase, ownership, and sale or other disposition of our common stock.

The following paragraph supersedes the discussion set forth under the heading “Certain U.S. Federal Income Tax Considerations – Other U.S. Federal Income Tax Withholding and Reporting Requirements” in the prospectus dated March 1, 2012.

Other U.S. Federal Income Tax Withholding and Reporting Requirements

The Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code, enacted in 2010, impose withholding taxes on certain types of payments to (i) foreign financial institutions that do not agree to comply with certain diligence reporting and withholding obligations with respect to their U.S. accounts and (ii) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30% would apply to dividends and the gross proceeds of a disposition of our common stock paid to certain foreign entities (including payments made to a foreign financial institution on behalf of a U.S. stockholder) unless various information reporting requirements are satisfied. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. Withholding under this legislation on withholdable payments to foreign financial institutions and non-financial foreign entities will apply after December 31, 2016 with respect to gross proceeds of a disposition of property that can produce U.S. source interest or dividends and after December 31, 2013 with respect to other withholdable payments.

Our common stock is listed on the NYSE under the symbol “FR.” The last reported sale price of our common stock as reported on the NYSE on May 6, 2013 was $18.33 per share.

Investing in our common stock involves risks that are described in the “Risk factors” section beginning on page S-3 of the prospectus supplement dated March 1, 2012 and beginning on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2012.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated March 1, 2012 and the prospectus supplements dated March 1, 2012 and May 9, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2013